Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

iPath

iPath® Exchange Traded Notes (ETNs) iPath® Volatility ETNs & CBOE S&P 500 BuyWrite IndexSM ETN

BARCLAYS

iPath

About iPath® ETNs

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iPath

Page 3 What are iPath® Exchange Traded Notes (ETNs)? Defining iPath® ETNs ?Senior, unsecured debt securities ?Issued by Barclays Bank PLC ?Have a maturity date ?Linked to the performance of an index, less fees ?Offer no principal protection ETNs are linked to the return of an index, less fees ?Unlike ETFs, no underlying assets are held ?No tracking error to linked index1 ?Provide access to hard-to-reach assets or strategies 1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index. BARCLAYS

iPath

Page 4 iPath® ETN Return Components ETN Return Fees/Costs Index Return ETN Return Fees/Costs BARCLAYS

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iPath

Page 5 iPath® ETNs: Familiar Features, Unique Benefits Differences and Similarities between ETNs and Exchange Traded Funds (ETFs) ?Both ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities * With short sales, an investor faces the potential for unlimited losses as the security’s price rises. ETNs ETFs Liquidity Daily on exchange Daily on exchange Registration Securities Act of 1933 Investment Company Act of 1940 Recourse Issuer credit Portfolio of securities Principal Risk Market and Issuer Risk Market Risk Institutional size redemption Daily to the issuer Daily via custodian Short sales* Yes, on an uptick or a downtick Yes, on an uptick or a downtick BARCLAYS

iPath

Page 6 What is iPath®? iPath®: An offering that stands apart from the crowd ?First offering of exchange traded notes (ETNs) in the US ?Began trading in 2006 ?Largest suite of ETNs in the US offered by one issuer ?Broad array of exposures, spanning from volatility to fixed income Credit issuer risk ?iPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC Daily Redemption ?On a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2 1. Blocks of 25,000 or 50,000, depending on the product. 2. Subject to certain terms and conditions, see the applicable prospectus for details. BARCLAYS

iPath

Page 7 iPath® ETNs are issued by Barclays Bank PLC Barclays Bank PLC is the issuer of iPath® ETNs ?One of the largest financial services companies in the world with over 300 years of history and expertise in banking ?A major global financial services provider engaged in – Retail banking – Credit cards – Corporate and investment banking – Wealth management ?Operating in over 50 countries and employs approximately 145,000 people Barclays Capital Inc. acts as the issuer’s agent in connection with the distribution of iPath® ETNs iPath® ETNs are backed by the credit of Barclays Bank PLC1 ?Ratings for Barclays Bank PLC long-term, senior unsecured debt –A+ by S&P –Aa3 by Moody’s Investors Service, Inc. 1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs. BARCLAYS

iPath

Page 8 iPath® ETN Product Suite Source: BlackRock, Inc., as of 03/30/11. Commodities DJ-UBS Indices S&P GSCI Indices Pure Beta Indices Seasonal Natural Gas Index Equity Volatility Buy-Write India Inverse/Leveraged Fixed Income Currency / Other Total 40 19 2 18 1 18 6 1 1 10 10 8 76 Number of Products Principal Amount Outstanding ($M) 4,243 3,311 842 87 2 2,936 2,342 12 529 54 229 69 7,477 BARCLAYS

iPath

Page 9 iPath® ETN Features Potential Benefits ?Access to hard-to-obtain assets or strategies ?Operationally efficient ?Listed on NYSE Arca and other exchanges ?No tracking error Unique Access ?Commodities ?Currencies ?Equities Key Considerations ?Market Risk: ETNs are not principal protected1 ?Liquidity Risk2 ?Issuer Credit Risk3 ?Fixed Income ?Alternatives ?Strategies 1. The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN. 2. As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed. 3. Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due. BARCLAYS

iPath

Page 10 Trading iPath® ETNs Investor can trade iPath® ETNs in three ways ETN Investor Exchange Barclays Bank PLC Hold Until Maturity Buy/sell at market price during market hours Create/Redeem directly to Barclays Bank PLC* Buy and hold until maturity 1 2 3 * Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount. Intermediary Intermediary BARCLAYS

iPath

Page 11 Taxation Type Treatment At Maturity Recognition Of Current Income Alternatives Capital Gains No Buy-Write Capital Gains No Commodities Capital Gains No Equity Capital Gains No Fixed Income Capital Gains No Leveraged Capital Gains No Currency Exchange Rate Ordinary Income Yes Global Emerging Markets Strategy (GEMS) Ordinary Income Yes Carry Trade Ordinary Income No BARCLAYS

iPath

iPath® Volatility ETNs BARCLAYS

iPath

Page 13 What is VIX? CBOE Volatility Index® ?The CBOE Volatility Index®, more commonly referred to as “VIX Index”, is an implied volatility index that measures the market’s expectation of 30-day S&P 500® volatility based on prices of near term S&P 500® Index (SPX) put and call options ?Historically, the VIX Index has tended to be highly negatively correlated to the performance of US Equities Source: Bloomberg, 1/1/00 – 3/30/12. 1. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent. Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Diversification may not protect against market risk. Correlation1 of VIX Index with benchmark indices S&P 500® Index -0.69 MSCI EAFE Index -0.64 MSCI EM Index -0.63 Barclays US Aggregate Bond Index 0.04 Dow Jones-UBS Commodity Index Total ReturnSM -0.31 BARCLAYS

Volatility Exchange Traded Products

The CBOE Volatility Index® is not directly investable

Prior to the iPath® Volatility ETNs, there were limited ways to access VIX exposure

- VIX futures and VIX options (listed exchange derivatives)
- Over the counter, mainly through variance swaps or SPX options

January 2009: The first iPath® Volatility ETNs were launched. Since then



Number of Products
35
30
25
20
15
10
5
0
Principal Amount Outstanding ($B)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
03/09
06/09
09/09
12/09
03/10
06/10
09/10
12/10
03/11
06/11
09/11
12/11
03/12
Total Principal amount outstanding
Number of Exchange-Traded products

Source: Bloomberg, 3/31/2009 – 3/30/2012.

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iPath

Page 15 iPath® Volatility ETNs iPath® ETN Name Ticker Symbol Index Name Yearly Fee* Short-Term Exposure iPath® S&P 500 VIX Short-Term FuturesTM ETN VXX S&P 500 VIX Short-Term FuturesTM TR Index 0.89% iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN XXV S&P 500 VIX Short-Term FuturesTM ER Index 0.89% iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (III) IVOP S&P 500 VIX Short-Term FuturesTM ER Index 0.89% Medium-Term Exposure iPath® S&P 500 VIX Mid-Term FuturesTM ETN VXZ S&P 500 VIX Mid-Term FuturesTM TR Index 0.89% iPath® Long Enhanced S&P 500 VIX Mid-Term FuturesTM ETN (II) VZZB S&P 500 VIX Mid-Term FuturesTM TR Index 0.89% Dynamic Exposure iPath® S&P 500 Dynamic VIX ETN XVZ S&P 500 Dynamic VIX FuturesTM TR Index 0.95% * The investor fee is the Yearly Fee times the applicable closing indicative value times the applicable daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365. BARCLAYS

iPath

Page 16 VXX and VXZ The iPath® S&P 500 VIX Short-Term FuturesTM ETN (VXX) and the iPath® S&P 500 VIX Mid-Term FuturesTM ETN (VXZ) reflect the returns of rolling VIX futures ?VXX: Daily rolling position in the first and second month futures ?VXZ: Daily rolling position in the 4th, 5th, 6th, and 7th month futures VXX and VXZ have historically demonstrated convex negative correlation: Greater reaction to large decreases in the equity markets than to large increases Convexity of VXX is larger compared to VXZ Sources: Barclays, Bloomberg, 1/0903/12. You should not rely on historical information. Such historical information is not indicative of future performance. For current iPath ETN performance, please visit www.iPathETN.com. BARCLAYS

iPath

Page 17 Roll Yield VIX® futures term structure can cause a drag on the performance of the ETNs The market for VIXfutures tends to trade in contango1 during low volatility periods VXX tends to suffer a greater negative roll yield2 than VXZ as the curve tends to be steeper at the front end Volatility term structure is typically upward sloping during “normal” times 14% 15% 16% 17% 18% 19% 20% 0 1 2 3 4 5 6 7 Time to Expiration (Months) VIX Future Implied Volatility Level Roll at maturity Yield for 1M future Roll at maturity Yield for 3M future FOR ILLUSTRATIVE PURPOSES ONLY 1. When the prices of futures contracts for distant delivery months are higher than prices of futures contracts with nearer delivery months, the futures curve is said to be in “contango”. 2. In the context of investment strategies in the futures markets, “roll yield” is commonly referred to describe the returns that occur over and above the changes in the spot returns. BARCLAYS

iPath

S&P 500® Dynamic VIX Futures™ Index

Designed to offer efficient exposure via a dynamic investment in volatility

Uses the volatility term structure ratio to determine whether to be long or short

- Ratio of 1-month / 3-month Implied volatilities (VIX® Index / VXV® Index)

Aims to have

- Reduced "roll cost" during normal or low volatility regimes (contango)
- Increased exposure to VIX® Index **only** when volatility is at elevated levels (backwardation)*



Contango
Backwardation
Ratio: <0.9
I. Strong Contango
70%
-30%
0.9-1.0
II. Weak Contango
80%
-20%
1.0-1.05
III. Weak Backwardation
100%
1.05-1.15
IV. Backwardation
25%
75%
>1.15
V. Strong Backwardation
50%
50%
Short-term VIX futures
Medium-term VIX futures

FOR ILLUSTRATIVE PURPOSES ONLY

*There can be no assurance that the index will accurately predict the market volatility over time. As a result, if the index fails to accurately predict trends of volatility, it may not be successful in correctly allocating between Short-term VIX futures and Medium-term VIX futures.

Page 18

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iPath

Page 19 Common Uses of iPath® Volatility ETNs Manage Risk/Hedge ?Negative historical correlations to equity markets provides tool to hedge equity exposure and manage risk ?Volatility historically tends to increase more significantly during market down moves than it decreases during up moves (convexity), providing protection when investors may need it most Express directional view on volatility ?Buy/sell if investor has a view in increasing/decreasing volatility futures ?Combinations of VIX ETNs allows investors to express refined views –VXX for short-term views –VXZ and XVZ for medium-long term views –Leveraged and inverse products BARCLAYS

iPath

Page 20 Features of iPath® Volatility ETNs Operationally more efficient than using futures/options ?Eliminates opening of futures/options accounts ?Eliminates need to manage relatively expensive options portfolio or rolling of futures contracts on a monthly basis ?Need for in house futures and options trading expertise is minimized Provide a liquid instrument to access equity market volatility ?Liquid products that are highly correlated with the uninvestable VIX index Are iPath® volatility ETNs right for you? ?May not be suitable for all types of investors ?May not be suitable for all market circumstances ?Investors should consider the investment time horizon when choosing the appropriate iPath Volatility ETN BARCLAYS

iPath

iPath® CBOE S&P 500 BuyWrite IndexSM ETN BARCLAYS

iPath

Page 22 Index strategy is a hypothetical covered call on the S&P 500® Index ?”Buy”: Hold a notional long position in the S&P 500® Index ?”Write”: Sell a succession of one month, at-the-money S&P 500® Index call options iPath® CBOE S&P 500 BuyWrite IndexSM ETN 1. The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the Index Factor, calculated on a daily basis in the following manner: the Investor fee on inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the index in the inception date. Option Strategies are not suitable for all investors. iPath® ETN Name Ticker Symbol Index Name Yearly Fee1 iPath® CBOE S&P 500 BuyWrite IndexSM ETN BWV CBOE S&P 500 BuyWrite IndexSM 0.75% BARCLAYS

iPath

Page 23 The BuyWrite Strategy Seeks to generate a profit with the sale of the option premium ?Offset losses, up to the value of the premium, if the S&P 500® Index loses value ?Gains the value of the premium if the S&P 500® Index is constant ?Limits upside participation of the S&P 500® Index to the value of the option premium The diagram above is for illustrative purposes only and is not representative of any specific investment outcome. The diagram should not be viewed as an indication or prediction of future results. One cannot directly invest in an index. Option Strategies are not suitable for all investors. CBOE S&P 500 BuyWrite IndexSM S&P 500® Index Hypothetical Payoff of BuyWrite Strategy Strategy Returns S&P 500® Index Returns BARCLAYS

iPath

Page 24 BuyWrite Index Performance Source: Bloomberg, 5/23/07–03/30/12. Past performance is not indicative of future results. One cannot invest directly in an index. 1. Volatility is a measure of variability from the expected value. Annualized volatility is based on monthly returns for a specified time period, and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future. 2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent. CBOE S&P 500 BuyWrite IndexSM S&P 500® Index Annualized Returns 1.7% -1.5% Volatility1 17.4% 23.7% Correlation2 to S&P 500® Index 0.92 0%20%40%60%80%100%120%05/0708/0711/0702/0805/0808/0811/0802/0905/0908/0911/0902/1005/1008/1011/1002/1105/1108/1111/1102/12Percent AppreciationCBOE S&P 500 BuyWrite IndexS&P 500 Index BARCLAYS

iPath

Page 25 iPath® CBOE S&P 500 BuyWrite IndexSM ETN Common Uses ?Access to exposure that has historically been highly correlated to the S&P 500® Index, but with lower volatility ?Provide option premium that can, to a limited extent, offset losses from downside market performance in an equity portfolio ?Implement view that realized volatility of the S&P 500® Index will be lower than volatility implied by call option premium Features ?Listed on NYSE Arca stock exchange ?Exposure to a BuyWrite strategy for investors who may not have access to options accounts ?Operationally efficient: Eliminates need to manage options portfolio or rolling of futures contracts Key Considerations ?Positive returns are limited by the value of the premium and may be less than a direct investment in the S&P 500® Index Past performance is not indicative of future results. Option strategies are not suitable for all investors. BARCLAYS

iPath

Page 26 Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus. For ETNs inversely linked to the S&P 500 VIX Short-Term Futures™ Index Excess Return, an automatic redemption may occur as a result of a precipitous increase in volatility in the US equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the US equity markets persist. The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations in the performance of the underlying index. Because the performance of certain indices are linked, directly or inversely, as the case may be, to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the US stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Disclosure BARCLAYS

iPath

Page 27 Your ETNs Are Not Linked to the VIX Index: The value of certain ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying such ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Such ETNs may not benefit from a change in the level of the VIX Index because such changes will not necessarily cause the level of VIX Index futures to rise or fall. Accordingly, a hypothetical investment that was linked directly or inversely, as the case may be, to the VIX Index could generate a higher return than your ETNs. Leverage Risk: For an investment in ETNs that is leveraged, changes in the level of the underlying index will have a greater impact on the payout on such ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in such ETNs substantially greater than an investor would if such ETNs did not contain a leverage component. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. Dynamic Allocation of Underlying Index: The value of the S&P 500® Dynamic VIX Futures™ Total Return Index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Covered Call Strategy Risk: Trading in stocks and options that compose the covered S&P 500 Index portfolio is speculative and returns can be extremely volatile. Market prices of index components of the covered S&P 500 Index portfolio may fluctuate rapidly based on numerous factors, which may affect the value of the underlying index and the value of ETNs linked to such index in varying ways, and different factors may cause prices of the components of the covered S&P 500 Index portfolio, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. A covered call strategy also limits participation in the appreciation of the underlying asset, in this case, the S&P 500 Index. Consequently, the index to which your ETNs are linked will not participate fully in the appreciation of the S&P 500 Index as would an investment linked directly to the S&P 500 Index or a direct investment in the stocks underlying the S&P 500 Index. While the strike price of the call options on the S&P 500 Index will operate to limit the underlying index’s participation in any increase in the value of the S&P 500 Index, the index’s exposure to any decline in the value of the S&P 500 Index will not be limited. BARCLAYS

iPath

Page 28 A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500 VIX Mid-Term FuturesTM” and “S&P 500® Dynamic VIX FuturesTM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX”, “BuyWrite” and “CBOE” are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance. © 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE BARCLAYS

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Thank You

? ?? ?? 1 -877-764-7284 For more information, visit www.iPathETN.com

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